[Letterhead of Pillsbury Winthrop Shaw Pittman LLP]

August 4, 2010

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Daniel L. Gordon
William H. Demarest IV
Jerard Gibson

Re:	Saul Centers, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 16, 2010
Schedule 14A filed April 6, 2010
File No. 001-12254

Ladies and Gentlemen:

On behalf of our client, Saul Centers, Inc., a Maryland corporation (the “Company”), please find our responses to your letter, dated July 26, 2010 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2009 and Proxy Statement for the 2010 Annual Meeting of Stockholders.

For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter.

The following are the Company’s responses to the Staff’s comments:

Form 10-K filed March 16, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 43

Contractual Payment Obligation, page 46

1.	In future filings, please include contractual interest payments expected to be paid on the fixed rate debt.

In future filings, the Company will include contractual interest payments expected to be paid on the fixed rate debt in the tabular disclosure of contractual obligations provided pursuant to Item 303(a)(5) and, to the extent material, in other portions of

Securities and Exchange Commission

August 4, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 15. Exhibit and Financial Statement Schedules, page 60

2.	We note that exhibits 10.(j), (k), (l), (q) and (r) do not appear to include the exhibits and schedules listed in the table of contents for such agreement. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the complete agreements in an amendment to your 10-K, in a Form 8-K, or as exhibits to your next periodic report. Alternatively, please explain why the information was omitted or why the agreement is no longer material to investors.

The Company has advised us that exhibits 10.(l), (q) and (r), with all schedules and exhibits thereto, will be re-filed as exhibits to a Form 8-K that will be filed within five business days of the date of this letter. The Company has determined that the agreements filed as exhibits 10.(j) and (k) are no longer material to investors and intends to remove them from the exhibit list in future filings. The Company has repaid all amounts under the loan agreement filed as exhibit 10.(j). Due to defeasances, the amounts outstanding under the loan agreement filed as exhibit 10.(k) are equal to less than 10% of the Company’s total assets. By analogy to Item 601(b)(4)(iii)(A), the Company believes that under such circumstances, the loan agreement is no longer material. In addition, neither loan agreement currently meets any of the conditions set forth in Item 601(b)(10).

Definitive Proxy Statement on Schedule 14A filed April 6, 2010

Compensation Discussion and Analysis, page 13

Base Salary and Bonus Awards, page 13

3.

We note that individual bonus determinations are based upon an evaluation of various subjective factors. Please tell us the specific individual factors that the compensation committee considered in determining bonus awards. Describe each factor, explain how it is measured, and disclose the actual performance of each executive for each factor considered. Please also discuss the criteria the compensation committee used to establish different salaries for each of the named executives. Refer to Item 402(b)(2)(v) of Regulation S-K. Provide this information

Securities and Exchange Commission

August 4, 2010

in your response and confirm that you will include appropriate disclosure in future filings.

The Company has advised us that in making its salary and bonus determinations the compensation committee made a subjective evaluation of the factors cited under the subheading “Base Salary and Bonus Awards” in the Schedule 14A. In its analysis, the compensation committee did not place any particular emphasis on any specific individual factor other than, as noted in the disclosure, the recommendations of the Company’s Chairman and Chief Executive Officer with respect to executive officers other than the Chairman and Chief Executive Officer. The Company did not objectively measure any of the individual factors, nor was a determination made of the actual performance of each executive under each individual factor. Rather, using the individual factors and the recommendations of the Company’s Chairman and Chief Executive Officer, the compensation committee made a subjective evaluation of the overall performance of the executives. For these reasons, the Company believes the disclosure in the Schedule 14A accurately describes the manner in which the compensation committee made its salary and bonus determinations.

The acknowledgments requested by the Staff are attached to this letter.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8187.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Robert P. Sherley
Robert P. Sherley

Saul Centers, Inc.

7501 Wisconsin Avenue

Bethesda, MD 20814

August 4, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Daniel L. Gordon
William H. Demarest IV
Jerard Gibson

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Saul Centers, Inc. (the “Company”) is providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 986-6200.

Very truly yours,

/s/ Joel A. Friedman
Joel A. Friedman Senior Vice President and Chief Accounting Officer